EXHIBIT 99.1

Westport Fuel Systems to Announce Fourth-Quarter and Full-Year 2021 Financial Results on Monday, March 14, 2022

VANCOUVER, British Columbia, Feb. 22, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX/ Nasdaq: WPRT) will disclose its fourth-quarter and full-year 2021 financial results on Monday, March 14, 2022, after market close. Westport Fuel Systems’ Management will host a call to review the financial results on Tuesday, March 15, 2022, at 10:00 am EST | 7:00 am PT.

Live Conference Call & Webcast
The general public can access the conference call by telephone by dialing 1-800-319-4610 (Canada & USA toll-free) or +1-604-638-5340. The live webcast of the conference call will be available on Westport Fuel Systems’ website at https://investors.wfsinc.com/.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010 using the passcode 8348. The telephone replay will be available until Tuesday, March 22nd, 2022. The webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The Company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the Company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christian Tweedy
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com